Exhibit 99.1

Syed Ali – Cavium Networks, Inc. – Chairman, Chief Executive Officer and President

Good afternoon to everybody and thanks for joining us today.

We are pleased to announce that we have signed a definitive agreement to acquire QLogic for an enterprise value of approximately $1 billion dollars. This transaction has multiple, long-term strategic benefits for Cavium and will create significant value for shareholders of both companies.

Let me now go over what we see as the strategic rationale behind this acquisition.

Cavium is a leading vendor in the networking, communications and security markets with our Octeon and Nitrox product lines. Over the past year, we have brought to market a strong new product lineup for infrastructure including ThunderX ARM servers, Xpliant Ethernet switches, Liquid IO intelligent NICs, base station on a chip Octeon Fusion M and Liquid Security which are starting to ramp and contribute meaningful revenues to our top line. QLogic has an extensive portfolio of market-leading products for server and storage markets that nicely complements Cavium’s expansive solution portfolio and also significantly expands our TAM by over $2 billion dollars. Together, we have two very complementary portfolios of products across the networking, compute and storage markets, with no product overlap. We see the combination of QLogic and Cavium creating a leading, diversified pure-play infrastructure semiconductor company with exposure to multiple growth markets across computer, networking and storage.

We expect significant cost and sales synergies to drive market share gains across both companies’ product lines. We have identified nearly $45 million of anticipated annualized synergies across COGS and opex, and the transaction will be immediately accretive to non-GAAP EPS and cash flow. We expect $0.60 to $0.70 of accretion to Cavium’s CY 2017 EPS. This combination will also provide critical scale with pro forma revenue approaching nearly $1 billion dollars in 2017 and will significantly increase profitability both in the short and long term.

We have agreed on a price of $15.50 per share, comprised of $11.00 in cash and 0.098 shares of our common stock, for a total equity consideration of $1.36 billion and about $1 billion net of QLogic’s cash.

The transaction will be funded with approximately $970 million in cash and $400 million in new Cavium equity. We will use $220 million of cash from the balance sheet and raise the remaining $750 million in new debt financing through a $650 million term loan and a $100 million short term bridge debt. We expect antitrust filings only in the U.S. and in no other jurisdictions.

The boards of both Cavium and QLogic have unanimously approved the transaction. We expect to close in the third quarter of this year, subject to customary regulatory approvals and conditions.

QLogic is a market-leading provider of intelligent, high-performance solutions for the server and storage markets and offers rich, out-of-the-box products that drive customer stickiness and brand loyalty. QLogic also has a strong IP portfolio with 378 patents granted and an additional 78 pending.

QLogic has a very strong market position in each of the markets it serves with a #1 or #2 market position across its Ethernet and Fibre channel technology portfolio which comprehensively address the sharply growing needs of the server and storage markets.

In the Ethernet space, they have the #2 position in the 10GE connectivity market and are currently shipping their latest generation of multi-port 10G/25G/50G/100G connectivity solutions which will go to volume production in 2017. They have strong design wins for these products at all the major server OEMs for the 2017 server cycle which will enable strong growth as these new designs ramp to production.

In the Fibre channel space, they have held the #1 market position for 12 years and they have steadily been increasing market share. Growth in this segment is being driven by market transition from 8G to 16G currently and to 32G over 2017-2018 timeframe. QLogic also has been the first to market with next gen 32G products. They are also seeing a number of new greenfield opportunities. One is sharply increasing demand for All Flash Arrays, which has a 70-80% attach rate for Fibre Channel.

Additionally, Asia which is a few years behind the US in the SAN market development also presents a strong growth opportunity with China leading the adoption and growing at double digit growth rates.

Overall in QLogic’s portfolio of products, they cover all technologies including Ethernet, Fibre Channel, iSCSI, RoCE and Fibre Channel over Ethernet, and QLogic is well positioned to capitalize on any market shifts between these technologies.

Today QLogic has a strong footprint in the storage and enterprise datacenter/ private cloud space, with an enviable customer list that includes each of the top 10 server and top 10 storage OEMs. They also have a rapidly growing footprint in Telco and the public cloud as the need for higher speeds and scalable services increases. We see the combination of these complementary portfolios enabling us to more effectively address the massive opportunity in the infrastructure market than ever before.

In the networking and communications equipment area, where we’ve historically had a strong footprint, we will now have the ability to offer QLogic’s industry leading products to our enterprise and service provider customers. We also have strong customer relationships in the public cloud which we can leverage to drive customer adoption. On the server side, where QLogic has strong relationships and revenue footprint, we see significant opportunities for our ThunderX, LiquidIO, Xpliant and LiquidSecurity products.

And, finally, in the storage markets where we have a small footprint, we can leverage QLogic’s strong customer relationships for our ThunderX and Octeon products.

The combination also enables significant customer diversification with no overlap in the Top 5 customers of each company. Thus, the combination will provide us with significant cross-sell opportunities with more touchpoints with both new and existing customers. The combination has less than a 10% revenue overlap at our top customers, and we see a significant cross-sell opportunities and growth potential for each company’s products.

Now diving into the TAM, overall, the acquisition will add about $2.2 billion in incremental TAM, which comprises approximately $1.7B in Ethernet and approximately $500M in Fibre channel.

We believe that the combined company will be able to significantly enhance QLogic’s products’ market competitiveness and reach through cost and sales synergies which will help drive market share.

Now let me hand it over to Art to talk through the incremental financial model, the synergies and the integration plans.

Art Chadwick – Cavium Networks, Inc. – Chief Financial Officer, Principal Accounting Officer and Vice President of Finance

Great. Thanks Syed and thanks everybody, I would now like to talk through the business combination of QLogic into Cavium.

Moving forward, we will focus on QLogic’s high growth server and storage solutions that complement our market strategy. We will end-of-life QLogic Legacy products, which are primarily Fibre Channel switches and other low bandwidth solutions which have been in secular decline over the past few years. This will provide us with an opportunity to refocus and re-align the QLogic business. Excluding these end-of-life products, QLogic’s annual revenue growth has been about 8% per year over the last three years and we expect to accelerate this growth to the north of 10% plus. QLogic’s core business ex-end-of-life products will contribute nearly $400–410 million in annualized revenue.

In terms of integration efforts and realization of synergies, integration will be led by joint Cavium and QLogic teams. We’ve identified nearly $45 million of annual synergies across cost of sales and operating expenses, and we expect to realize the full value of those synergies by the end of 2017.

We see synergy opportunities broadly across sales and marketing, R&D, G&A, and manufacturing operations. In sales, our combined effort will focus on large OEM accounts and we see potential for additional synergies with distribution partners. In R&D, we have identified opportunities to rationalize overall R&D spending and accelerate product road maps by leveraging expertise across teams. In G&A, we can eliminate public company costs, combine certain functions such as finance and marketing, and benefit from combining our IT and business systems. On the operations and manufacturing side, our expertise will enable us to reduce the costs of producing QLogic products and we can derive synergy in consolidating operations.

Now let me address the incremental financial model. When you look at the incremental business that QLogic contributes to Cavium, along with the expected synergies, we expect to increase QLogic non-GAAP gross margins from approximately 63% today to between 64% and 66% by the end of 2017. Additionally, we expect to increase QLogic non-GAAP operating margins from approximately 23% today, to between 30% and 35% by the end of 2017. Income tax on the incremental QLogic income is expected to be approximately 12% of QLogic non-GAAP income. As a result, we expect net income from QLogic will be non-GAAP EPS accretive to Cavium by between $0.60 and $0.70 per share in calendar 2017.

And, as a final point, I would like to take this opportunity to reaffirm Cavium’s financial guidance for Q2. The guidance we provided during our earnings call in April, and the guidance we are reaffirming today is that we expect Cavium Q2 revenue will be up between 3% and 6% sequentially, which would put Q2 revenue between $105 and $108 million, and that we expect non-GAAP EPS will be between $.28 and $.30 per share.

And on that note, I will turn it back to Syed.

Syed Ali

Overall, in summary, we are very excited about the future of our combined companies and the long-term value the combination will create for our shareholders. The transaction creates a highly diversified infrastructure semiconductor company with critical scale, earnings, and cash flow.

We believe that the resulting combination will be significantly greater than the sum of the parts and will enable Cavium to be a much stronger and more competitive semiconductor company in the coming years.

Now we will move on to the Q&A . . . Operator.

Operator

Thank you. If you’d like to ask a question at this time, please signal us by pressing star 1 on your telephone key pad. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach us. Again, that is star 1 to ask the questions, and we’ll pause a brief moment.

We’ll take our first question from Blain Curtis with Barclays.

Question #1

Hey guys, thanks for the question and congrats on the deal. Syed, if you could just talk about revenue synergies there is little overlap. You’re still in the hyper scale glide on the Ethernet side with LiquidIO, and they’re mostly enterprise. Just curious your visibility into cross-selling, will this help you sell LiquidIO to the enterprise market and why has QLogic not been able to hyper scale and can you help them there? Art, the end-of-life products, does that show up from day one and just concede of operations? How does that work mechanically?

Syed Ali

Let me take the first part of the question. Yes, Blain, we actually see significant cross-sell opportunities. From the QLogic customer base side of the equation, they’re all the traditional vendors, most of them are major OEMs on the Ethernet side of the equation. We have come in from cloud side of the equation. Recently, actually, we’ve been getting a fair amount of inquiries on a QLogic-like product from our service provider and cloud customers, and, obviously, there’s a significant opportunity right now where we can take the LiquidIO into the Enterprise market. One of the big differences between these two is that QLogic’s products have a very comprehensive, out-of-the-box software experience. They work with a Windows operation system, Linux operating system, there’s a whole software stack that is a big piece of their IT. Once we take that and import it to our LiquidIO products, the overall applicability and market penetration could be significant. So, I think this is something which is significantly working in both ways. Also, some of our cloud customers, our lead cloud customers, they deploy a wide range of Ethernet connectivity solutions. Essentially, we’ve been just addressing the high end that is a significant market for the conversion NICs and for the basic NICs, which QLogic can cover. I’m very excited about the possibility of significantly expanding market shares across the Ethernet connectivity landscape.

Art Chadwick

Blain, in regards to your question about end-of-life products, our plan at this point is to simply end-of-life them on day one once we end this transaction, and not let those products linger and have to pull them out and report them as discontinued business. Basically, kill it right up front.

Operator

Next we’ll go to Harlan with JP Morgan.

Question #2

Hi guys, congratulations on the deal. From a revenue synergies perspective, I’m more focused on the storage market here, because the Cavium team has always wanted a bigger footprint in storage. Obviously, QLogic brings their leadership and Fibre Channel. They have some good traction on 16G and the upcoming transition to 32G. How do you see yourselves leveraging the QLogic Fibre Channel position to gain more traction with some of the storage array/storage array vendors with Octeon and ThunderX.

Syed Ali

Storage has been one of the areas which has been an aspirational market for us. We have a pretty small footprint in low-end NAS, as in SMB low-end Enterprise NAS, and a 4-day, 8-day, but we’ve never really had penetration into the mainstream storage market. Overall, when you take a look at the storage, the connectivity is both by the Channel and Ethernet, both sides of the equation. Typically, when you take a look at the processes that are used, there is a significant portion, for example, in All Flash Arrays, which are x86 phase. That is a very classic area that we can position under, because in storage applications the connect compares very favorably with the x86 processors for this market. Essentially, the other aspect of this storage market is access and reaching into the market. As you can see in the slides, the customer relationships that they have will allow us access, and access is one of the big needs before you can win a design into companies like EMC, NetApp and others. We are very excited about the potential in the storage market.

Question #2 cont’d

Got it, thanks for that. Maybe more from a fundamental IP perspective, obviously QLogic has the high-speed connectivity expertise than both Fibre Channel and Ethernet. Are there some synergies there? Maybe the Cavium team was licensing the Ethernet and storage on-ship service technology used on ThunderX from someone else. Now with QLogic, you actually save cost and maybe the royalty burden of having to pay someone else for their IP now that you can probably just get it from QLogic. Is that one of the other benefits to this deal?

Syed Ali

When you take a look at joint product positions, actually there was a product that we were planning on our roadmap which we will probably not have to do, which is a combination of QLogic’s converged NIC and LiquidIO, a converged NIC-I product. But one of the key pieces also, and this takes years to build out, is the software stack. QLogic has a very extensive software stack, which we don’t have for the mainstream market. Our LiquidIO primarily goes, for example, into the high end of this market and where there’s a fair amount of software that have not been done by the large meta-scale guys. There’s a lot of cross-pollination possible of the IP, and for the new products that can be brought into the market in both the storage and server sides, which combine into IPs.

Question #2 cont’d

Makes a lot of sense. Okay, thanks and congratulations on the deal again.

Syed Ali

Thanks, Harlan.

Operator

Next we’ll move to Joseph Moore with Morgan Stanley

Question #3

Hi guys, this is Anaik calling for Joe. Congrats on the deal. I have a high-level question. Thinking about deployment of capital, I just want to understand your evaluation process of deploying the capital for building on your do-good opportunities. Was making this acquisition for incremental TAM or you can focus on both? I just want to understand how you end up at that rationale.

Syed Ali

When we take a look internally at our products and decide we want to do the server or want to do a switch or whatever, we do an internal ROI model. The internal ROI model, we say what do we spend to bring this product to market and what is the return for it. Obviously, if we find good returns, we go ahead and do it. The other side of the equation, we look at M&A, we do the same thing internally. What are the costs? What does it give us? When that is a solid equation is when we move ahead.

Question #3 cont’d

Got it – that’s helpful. This is more of a housekeeping question. Your estimate of $0.60 to $0.70 of accretion in the second year. Are you making any revenue synergy as part of it.

Syed Ali

No, we are not making in any revenue synergies.

Question #3 cont’d

Got it – thank you.

Operator

We’ll move on and take our next question from Matt Ramsey with Canaccord Genuity.

Question #4

Thank you very much. Good afternoon, guys, congratulations. Two questions from my side. The first one, Syed, you talked quite a bit about synergies with some of the new products coming to market from Cavium in the coming periods and over the next year or so of this acquisition. Maybe you can talk a little bit about the potential synergies with some of the mid-based Octeon business that your companies had traditionally. Art, is there any reason to think that the core business growth rate changes at all or is it just a blended growth rate expected going forward at the combination of the two businesses.

Syed Ali

At the first level, let me answer the second question. At the first level, the rate will be a blended growth rate obviously, before any revenue synergy start coming into play. Essentially, at the highest level, at the beginning part you will think about it as a blended growth rate, but as we move ahead over the next 6-12 months, where you see the cost synergies and revenue synergies coming in, that should accelerate, we believe, the QLogic going forward products. Moving along to the first part of your question, when you take a look at our standard markets, for example, networking and communications, companies like for example F5 or Palo Alto Networks or Citrix, they all use NICs, different types of Ethernet connectivity into their boxes. Essentially, we do not have a product to be able to deliver to them. In a lot of the Octeon-type end markets, whether appliances and Ethernet connectivity, we’ll have a very significant opportunity to bring in the QLogic product line, increase our sales and capture those profits.

Question #4 cont’d

Got it, that’s helpful. Thanks very, much.

Syed Ali

Thanks, Matt.

Operator

Next we have Kevin Cassidy with Stifel.

Question #5

Thanks for taking my question and congratulations. Maybe just along those lines of the Octeon synergies: I assume that you will be doing the offloading from the main processor in a server. [Asked to repeat the question.] Offloading some of the networking tasks that a server might use. With some of QLogic’s (inaudible) parts as an example, would you combine that with your Octeon devices to add more intelligence to the edges of the network?

Syed Ali

Yes, that is definitely an opportunity moving forward. I think, like I said, the QLogic IP not only has the implications and connectivity space, but also directly operated into the CPU space. Once again, I want to really stress this point very much, that it’s not only just the hardware that is important, the software is as, if not more, important. All of the low-level, mid-level software and firmware being able to run on pretty much every operating system, every major version of the operating system, this is a huge task. For us, for example, to be able to do something like that without taking out 5-7 years to have a mature stack. We are very excited about this capability that this software stack will now also be available in Cavium-style products.

Question #5 cont’d

Ok, great. So that includes Xpliant or just mainly LiquidIO?

Syed Ali

From an overall viewpoint, regarding the Xpliant switch, if you take a look at Xpliant switch, every port talks to a server connectivity port, right? There is a lot of interoperable stuff that we can do, a lot of cross-selling that we can do. We can also get QLogic’s adaptors quantified with our major tier 1 switch OEMs, which would really give us a good entry/segway into increasing market shares there also. We think this is also a very significant opportunity where over 5-6 companies now renting switches based upon us and having them qualify and recommend the QLogic NIC would be a very nice, instrumental opportunity for us.

Question #5 cont’d

Ok, great. Thank you.

Syed Ali

Thanks, Kevin.

Operator

Next is Greg Bolton with (inaudible).

Question #6

Hi guys, I just wanted to step back and I think the push back you’re going to see on the deal is Cavium historically has probably been one of the fastest-growing semiconductor companies in the space and there’s fewer growth companies left in the semis. You’re buying QLogic, which saw little growth over the last few years. How did you, as you thought about this acquisition, look at the trade-off between continuing as a high-growth company with high valuation multiples versus becoming a larger scale company, especially given some of your competitors are quite large? Second, I think there is sort of a concern, does this acquisition signal perhaps a slowing or a reduced outlook for some of your new products? Could your reiterate what your expectations are for new products and whether that’s changed over the last quarter or two? Thanks.

Syed Ali

Alright, that’s probably about three questions, but I’ll take all three. When you take a look at them historically, QLogic has a fair amount of products, for example, things like Fibre Channel switches and the Fibre Channel switches themselves, which go into the legacy products, they’ve been at their peak probably 3-4 years ago, and they’ve been effectively in decline because it’s not a great idea for a silicon company to also be a switch company, right? We’ve seen that model not work very well. When you sweep out some of these discrepancies, the business that we are taking moving forward has a compound annual growth rate of 8%, and what Art has said in his prepared comments, we will be growing into double-digit growth rate with this core product going forward. They will be a double-digit growth company and we are definitely a much higher-status double-digit growth company, but the answer still is that this will be a strong double-digit growth company, which will be probably amongst the highest growing semi-conductor companies in the world.

Question #6 cont’d

Any thoughts on whether the signals have changed in your outlook for your new products?

Syed Ali

Not really, I think we’ve been talking about it over the last few conference calls. In fact, the growth rate of our new product contributions has been growing from 4-5% in Q1, and being guided to about 8-10% in Q2, and we also have guided and talked about mid-to-high teens for new products exiting the year in Q4. Actually, for the first half of the year, we are right on track and we are getting intermittently more positive as the year progresses of this contributing more and more meaningful revenue across the year. Essentially, one of the things that is happening in this space, is there are certain markets and consolidation is suffering in certain markets, and there are certain aspects available also. We believe that this was a very valuable asset for us for the short-, mid- and long-term for us to bring in. Again, we see the combination as just being a much more powerful company moving forward. This is going to be, I think, one of the differences we will bring to the party with this combination is that we will both have high growth and we will have high profitability, and we will have scale. This is probably the most ideal combination you can get.

Question #6 cont’d

Thanks, Syed.

Syed Ali

Thanks, Greg.

Operator

Reminder, star 1 if you have a question or comment. We’ll move to Chris with Roth Capital.

Question #7

Hi, congratulations on the deal. Up to $400M in core revenue from QLogic, can you give us some sense as to how that is divided between storage and networking revenues?

Syed Ali

Yes, it is kind of spread out. There is storage, and in the storage you have both Ethernet and Fibre Channels, then you have server connectivity side and there you have Ethernet and Fibre Channels, and there’s converged NICs, which actually address both server connectivity and storage connectivity. It’s very difficult to break them down piece-by-piece, but definitely the TAM on the Ethernet side is significantly larger than the TAM on the Fibre Channel side.

Question #7 cont’d

Okay. With the Ethernet NIC card, ideally you will have the ability now to bundle ThunderX with the NIC card to converge platforms, whether it be in data centers or high end enterprise networking. Can you talk about opportunities of filling platforms with your ThunderX server and networking, and what kind of incremental opportunities that might create.

Syed Ali

Generally, what we’ve also talked about here is an anchoring solution. For example, at Computex, we unveiled the cloud-scale rack, which was completely built up of Cavium components, including the switch, the compute server, the storage server and the LiquidSecurity box. This would be an ideal complement to go either in the compute server or inside the storage server, and really go after the enterprise market also. We’ve been primarily focused on the cloud market with these components.

Question #7 cont’d

Thank you.

Syed Ali

Thanks, Chris.

Operator

Next is (inaudible) with Summit Research.

Question #8

Thank you for taking my question. I want to talk about the overlap you mentioned in your prepared remarks. Can you also talk about this relationship and how it changes this acquisition going forward?

Syed Ali

Yes, the overlap that we talked about – one is the revenue overlap and the other is customer overlap. The revenue overlap like we have put in one of the slides that we have put in the deck is less than 10%. What this means is that to QLogic top customers, today the portion of Cavium products being used by them is small, but the potential is very large. Like I said, to the standard server guys like an HP or a Dell, we can focus on selling ThunderX, Xpliant and LiquidSecurity. There are a lot of opportunities that way. On the flip side, in our traditional markets, we have a very strong position on customer relationships. All of them use the type of converge NICs and storage connectivity that QLogic offers. It’s basically a win-win both ways.

The other thing we have said is that we have over 50% customer overlap, which also brings about significant benefits to it. It’s revenue diversification and customer diversification, and incredible opportunities to increase market share of each other’s products and each other’s strong customer base.

Question #8 cont’d

What about non-NICs case, can you comment on that?

Syed Ali

From an overall viewpoint again, our products work with a number of NIC products. They work with Intel, (inaudible) and QLogic, and essentially in today’s market and consolidation climate, there is no kind of foe or friend. There is a lot of cooperation going on, where you compete in some areas and cooperate in some areas. As long as you can make some money, one way or the other, there is no black or white there is basically a gray.

Question #8 cont’d

Thank you and congratulations again.

Syed Ali

Thank you.

Operator

Next, we have (inaudible) Ariel with Bank of America and Merrill Lynch

Question #9

Hi, this is Shankha on behalf of Vic. On the synergies that you talked about both from the revenue synergies and the cost synergies, can you outline, is there a timeline you guys are looking at for revenue synergies, and how fast can you get the costs down?

Syed Ali

Yes, in all of the numbers we have given and in all the factor right now, we do not factor in any revenue synergies at all. It’s more like an A plus B. On the manufacturing synergies, it will probably take roughly 6 months to start kicking in. Depending on when it closes in a couple of borders, which will start being the first fruits of that manufacturing synergies business. Right now, we are just focused on, whenever we talk the synergies number of $45M, for example, we are focused just on opex and COGS. Anything else would be a bonus.

Question #9 cont’d

Got it. As a follow up on the revenue synergies. Hypothetically speaking, you (inaudible) break in the numbers for next year. How long will it take for you to design into (inaudible) of QLogic (inaudible)? Will it be a year or two years, how long is that going to be?

Syed Ali

I think it depends upon the products. For example, first let me take a look at two largest products in our customer bases. Whether it’s the networking and communications of the cloud customer base, that is a relatively quick effort, because a lot of the software stack is there, there’s not a huge double up that can be done, so we could start impacting those customers as early as 6 months. Whereas, let’s say, a (inaudible) in a storage, that would probably take something in the 6-12 months to start impacting.

Question #9 cont’d

Got it. If I could have one more follow-up. The cash that the acquisition would throw off next year will be used for reinvesting in the company? Are you trying to get the debt down? How are you planning to use the cash next year?

Art Chadwick

I think our plan is the combined companies should throw off a fair amount of excess cash flow. Our plan is to pay down some of this term debt over the next few years using that cash flow. If there are other opportunities to invest it, we may choose to do that, but right now the plan is we want to pay down some of the term loan.

Question #9 cont’d

Thank you.

Operator

Next we have Blain Curtis with Barclays.

Question #10

Hi guys. Art, I just wanted to follow back up on the synergies. It sounded like a lot of the opex synergies were duplicative efforts. I’m curious, does that happen within the first quarter? If you could talk about the slope of getting rid of the opex, and then on the costs, could you talk about your visibility to these cost savings – is it more on the chip side? Do you need to design a new chip or is it something in terms of the card level or manufacturing that you can get out quicker once your visibility into that?

Syed Ali

I’ll take over the second part of the question first and then Art will take over the first part of the question. In terms of the manufacturing costs, obviously our cost is significantly better than what QLogic’s cost structure is, number one. Also for the cards, for (inaudible) capabilities would also deliver a pretty significant savings. Like I said, that should be kind of evident, it would probably take 6 months to start coming through. By the way, there is no redesign of chips needed. They do have a product road map that also significantly reduces costs for certain products, and that road map, as it gets executed, is going to be a bonus on top.

Art Chadwick

In terms of the opex, we expect to get savings right out of the shoot, as soon as we close the deal both by combining organizations as I mentioned in my script, probably combining certain facilities. It would probably take a couple of quarters to work down that slope, but certainly by the end of 2017, we expect to get the full benefits of those synergies we’ve identified.

Question #10 cont’d

Okay, thanks.

Syed Ali

Thanks.

Operator

This is a final reminder to our audience, it’s star 1 if you do have a question or comment at this time, that’s star 1, and we’ll pause for a brief moment.

There are no further questions in our queue at this time. I’ll turn it back over to our speakers for any final or additional comments.

Syed Ali

Thanks everyone for joining us today. That concludes our call. Thanks very much.

Operator

Everyone, that concludes today’s conference call. If you would like to listen to the replay of the conference, please dial 719-457-0820 with the access code 7994851. Thank you for your participation today. You may now disconnect.